UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

SEACOAST BANKING CORPORATION OF FLORIDA
(Name of Issuer)

Common Stock
(Title of Class of Securities)

811707306
(CUSIP Number)

John Caughey CapGen Capital Group III LP 280 Park Avenue 40th Floor West, Suite 401 New York, New York 10017 (212) 542-6868

Copy to:

Alison S. Ressler, Esq. Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, California 90067 (310) 712-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 811707306

1	NAME OF REPORTING PERSONS

CapGen Capital Group III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

6,000,000
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

6,000,000
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%*
14	TYPE OF REPORTING PERSON (See Instructions)

PN

_______________
*
The calculation of the foregoing is based on 58,887,646 shares of Common Stock (as defined herein) outstanding as of March 9, 2010, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission on March 23, 2010.

CUSIP NO. 811707306

1	NAME OF REPORTING PERSONS

CapGen Capital Group III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

6,000,000
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

6,000,000
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%*
14	TYPE OF REPORTING PERSON (See Instructions)

OO

_______________
*
The calculation of the foregoing is based on 58,887,646 shares of Common Stock (as defined herein) outstanding as of March 9, 2010, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission on March 23, 2010.

CUSIP NO. 811707306

1	NAME OF REPORTING PERSONS

Eugene A. Ludwig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

6,000,000
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

_______________
*
The calculation of the foregoing is based on 58,887,646 shares of Common Stock (as defined herein) outstanding as of March 9, 2010, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission on March 23, 2010.

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 1 on Schedule 13D (this “Amendment”) to amend the Schedule 13D filed on April 1, 2010 (the “13D Filing”).  Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing.  Except as specifically amended and supplemented by this Amendment, the 13D Filing remains in full force and effect.

Item 4.	Purpose of Transaction

Item 4 of the 13D filing is hereby amended and supplemented by replacing the second paragraph of such Item 4 in its entirety with the following three paragraphs:

To the extent permitted by the Purchase Agreement and applicable bank regulatory limitations, each Reporting Person may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations. CapGen LP is currently seeking to increase its ownership of Common Stock and is seeking regulatory approval from the Fed for the flexibility to increase its ownership of Common Stock to over 50% of the class through the purchase from time to time of Common Stock in open market transactions, in negotiated transactions with the Issuer, and/or through the exercise of its preemptive rights under the Purchase Agreement, if applicable.

On April 9, 2010, CapGen LP executed a letter agreement (the “Letter Agreement”), a copy of which is included as Exhibit 4 to this Amendment, relating to the Issuer’s current $250 million securities offering comprised of a $200 million to $220 million offering that is contingent upon the Issuer being the winning bidder in the purchase of a specific asset in a Federal Deposit Insurance Company-assisted transaction (the “Contingent Offering”) and a $30 million to $50 million related non-contingent offering (the “Non-Contingent Offering”, and collectively with the Contingent Offering, the “Offerings”).  Pursuant to the Letter Agreement, whether or not the Contingent Offering is closed, CapGen LP has committed to purchase, and the Issuer has agreed to issue to CapGen LP, $14 million of a new series of mandatorily convertible non-cumulative non-voting preferred stock, Series B (the “Series B Preferred Stock”) in the Non-Contingent Offering.  Alternatively, pursuant to the Letter Agreement, in the Contingent Offering, CapGen LP has committed to purchase, and the Issuer has agreed to Issue to CapGen LP, an aggregate of $50 million of preferred stock, consisting of $14 million in Series B Preferred Stock and $36 million in a new series of mandatorily convertible non-cumulative non-voting preferred stock, Series C (the “Series C Preferred Stock” and together with the Series B Preferred Stock, the “Preferred Stock”).  The transactions contemplated by the Letter Agreement will be effected, if at all, as a private placement, are in satisfaction of CapGen LP’s preemptive rights under the Purchase Agreement described in Item 6 of the 13D Filing, are subject to the terms and conditions set forth the Investment Agreement, dated as of April 8, 2010, between the Issuer and each of the Purchasers named therein (the “Investment Agreement”), the form of which is included as Exhibit 5 to this Amendment, and are subject to receipt by CapGen LP of the requisite regulatory approvals.  CapGen LP’s purchases of Preferred Stock are subject to the prior approval of the Fed.  The Preferred Stock, if issued, will be mandatorily convertible into Common Stock if the Issuer receives requisite shareholder approvals.  The foregoing references to and description of the Letter Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Letter Agreement, which is incorporated by reference to this Item 4.

If CapGen LP is unsuccessful in increasing its ownership of Common Stock, subject to the limitations imposed by the Purchase Agreement, CapGen LP could seek to dispose of its shares of Common Stock (including, without limitation, distributing some or all of the shares of Common Stock to the Reporting Persons’ respective members, partners, stockholders or beneficiaries, as applicable) from time to time, subject to market conditions and other investment considerations.

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Item 6 of the 13D filing is hereby amended and supplemented by adding the following immediately prior to the last paragraph thereof:

On April 9, 2010, CapGen LP entered into the Letter Agreement and the Investment Agreement regarding the Offerings described under Item 4 above.

In addition to the terms of the Letter Agreement described under Item 4 above, pursuant to the Letter Agreement, CapGen LP has indicated that it will irrevocably vote all of its shares of Common Stock in favor of the conversion of the Preferred Stock issued in the Offerings and in favor of authorizing additional shares of Common Stock to permit the conversion of the Preferred Stock in full.

The Investment Agreement includes, among other provisions, the following terms:

Representations and Warranties.  Customary representations and warranties made by the Issuer relating to the Issuer, its business and the terms of the issuance of the Preferred Stock, and customary representations and warranties made by each Purchaser, including CapGen, regarding, among other things, its qualification to purchase in a private placement.

Transfer Restrictions.  Customary transfer restrictions relating to the purchase of securities in a private placement.

Registration Rights.  The Company will have executed a registration rights agreement regarding the registration rights granted to the purchasers in the Offerings.

Escrow Terms.  Terms relating to the escrow of funds to effect the mechanics Offerings.

Regulatory Approvals.  That CapGen LP’s obligations under the Investment Agreement are subject to CapGen’s receipt of necessary regulatory approvals from the Fed.

The foregoing references to and description of the Letter Agreement and the Investment Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Letter Agreement and the Investment Agreement, as applicable, which are incorporated by reference to this Item 6.

If and when CapGen LP receives the necessary regulatory approvals to complete the transactions contemplated by the Letter Agreement, and such transactions are consummated, the Reporting Persons intend to further amend the 13D Filing to disclose, among other things, the terms of any Preferred Stock issued to CapGen LP in the Offerings, a description of the registration rights granted to CapGen LP in connection with any Preferred Stock issued to CapGen LP in the Offerings, and the relevant terms of any other contracts, arrangements, understandings or relationships with respect to the Offerings, in each case as required.

Item 7.	Material to be Filed as Exhibits

Exhibit 4	Letter Agreement, dated April 9, 2010, by and between Seacoast Banking Corporation of Florida and CapGen Capital Group III LP.

Exhibit 5	Investment Agreement, dated as of April 8, 2010, by and between Seacoast Banking Corporation of Florida and the Purchasers named therein.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     April 12, 2010

CAPGEN CAPITAL GROUP III LP

	By:	CAPGEN CAPITAL GROUP III LLC,
its general partner

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

CAPGEN CAPITAL GROUP III LLC

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title

Exhibit 4	Letter Agreement, dated April 9, 2010, by and between Seacoast Banking Corporation of Florida and CapGen Capital Group III LP.

Exhibit 5	Investment Agreement, dated as of April 8, 2010, by and between Seacoast Banking Corporation of Florida and the Purchasers named therein.